Exhibit 99.1

Aurora Cannabis Announces 2019 AGM Voting Results

All Items of Business Approved

EDMONTON, Nov. 11, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora" or the "Issuer") (NYSE │ TSX: ACB), the Canadian company defining the future of cannabis worldwide, today announced the voting results from its Annual General Meeting of Shareholders (the "Meeting"), held in Edmonton, Alberta, on November 8, 2019. The total number of shares represented by shareholders present in person and by proxy at the meeting was approximately 437.9 million, representing 42.6% of Aurora's issued and outstanding Common Shares.

All of the matters put forward before shareholders for consideration and approval as set out in the Company's Management Information Circular dated September 17, 2019, were approved by the requisite majority of votes cast at the Meeting. The details of the voting results for the election of directors are set out below:

Nominee	# Votes for	% Votes for	# Votes withheld	% Votes withheld
Ronald Funk	109,582,481	94.51%	6,359,922	5.49%
Shan Atkins	111,720,215	96.36%	4,222,186	3.64%
Norma Beauchamp	106,098,650	91.51%	9,843,752	8.49%
Jason Dyck	93,693,691	80.82%	22,231,335	19.18%
Adam Szweras	87,965,457	75.88%	27,959,570	24.12%
Terry Booth	97,756,441	84.33%	18,168,587	15.67%
Michael Singer	93,661,008	80.79%	22,264,019	19.21%
Steve Dobler	89,684,843	77.36%	26,240,184	22.64%

The shareholders also approved the: (i) appointment of KPMG LLP as auditors of the Company for the ensuing year; and (ii) non-binding advisory resolution on the Company's approach to executive compensation.

The Company has filed a report of voting results on all resolutions voted on at the Meeting on www.sedar.com.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 12:00e 11-NOV-19